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EXHIBIT 99.4
                  SOFTWARE PURCHASE AGREEMENT

     THIS SOFTWARE PURCHASE AGREEMENT (the "Agreement") is hereby entered into between NetOpus Incorporated, with offices at 300 Drakes Landing Road, Suite 100, Greenbrae, CA ("NetOpus") and Verida Internet Corp., with offices at 50 California Street, Suite 1500, San Francisco, CA 94111 ("Verida") on the following terms and conditions:

     1. General. NetOpus owns or has requisite rights to certain preexisting computer software marketed by NetOpus as the "Sales Associate Store Creator" commerce system (the "Base Technology"), described in Exhibit A to this agreement. Verida is in the business of developing "portal" type web sites serving the needs of targeted market or industry segments and would like to purchase the right to use, modify, customize, brand, sell, and market the Base Technology owned by NetOpus to provide online transaction processing functionality and features within the sites that Verida develops. For purposes of this agreement, online transaction functionality and features include but are not limited to web site store fronts, online catalogues and/or other online merchandising of products and services, order processing, credit check and approval, fulfillment management, shipping and tax calculation, online payment processing, customer confirmations, queries, and support, and back office infrastructure or interoperability with existing back office infrastructure.

     It is expected that Verida will require modifications to the Base Technology to expand the existing software's functionality and customize it to better serve Verida's transaction processing requirements. The resulting body of source code made up of the Base Technology, plus the modifications to the Base Technology source code funded by Verida shall hereinafter be referred to as the "Modified Base Technology."

     2. Software Maintenance. NetOpus is not expected to provide any support or maintenance of the Base Technology beyond any warranty coverage described in Section 10 below.

     3. Price & Payment. The Base Technology is being provided by NetOpus in consideration of a one-time fee made up of a combination of cash and securities (the "Base Technology Fee"). The Base Technology Fee shall be paid as follows: $50,000 in cash and 25,000 shares of Verida stock (OTCBB:VERY), deliverable immediately upon execution of this Agreement. The shares of Verida stock will be restricted from sale for 12 months from date of issuance. At the end of this 12 month period, shares may be sold at a rate not to exceed 1/12 of all initially outstanding shares, in any given month (2,083 shares per month maximum, or split-adjusted equivalent).

     4. Ownership and Use of Technology. Verida shall have the rights, title and interest to the Base Technology and the Modified Base Technology, including but not limited to the rights to install, store, load, modify, execute, license, sell display












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(collectively, "Use") the Base Technology and the Modified Base
Technology, in source code form to provide e-commerce functionality in the industry or market specific web sites that it creates or contracts to have created. Verida shall not, however, have any rights to the use of the "Sales Associate" name in conjunction with use of the Base Technology or Modified Base Technology.

     NetOpus shall maintain all of its existing rights to use of the Base Technology and shall also have the right to use the Modified Base Technology, as long NetOpus does so in accordance with the Revenue Sharing arrangement stated in Section 5 and under the constraints of the Competitive Limitations documented in
Section 6.

     5. Revenue Sharing. NetOpus agrees to equally share with Verida any revenue generated from sale and/or licensing of the Modified Base Technology


     6. Competitive Limitations. NetOpus will not compete directly with Verida by using the Modified Base Technology in any site serving an industry segment that Verida currently serves or has under consideration as target in the reasonably near future. If NetOpus desires to use the Modified Base Technology in a web project that targets a specific industry or market segment, NetOpus shall, in writing, request a list of industry segments that Verida is currently considering targeting. Verida shall have five (5) business days to return a list of up to ten (10) industry segments that it is considering for targeting to NetOpus. If the industry segment that NetOpus intends to target using the Modified Base Technology is not included in the list returned by Verida, or no list is returned with the time frame of five (5) business days, NetOpus shall have the right to use the Modified Base Technology in a site serving this industry segment, subject to the Revenue Sharing arrangement stated in Section 5.

     In addition, NetOpus agrees not to knowingly license or resell the Modified Base Technology to any company that intends to compete with Verida by creating sites serving the industry or market segments that Verida has targeted.

     7.   Confidential Information.

     (a) Acknowledgment of Confidentiality. Each party hereby acknowledges that it may be exposed to confidential and proprietary information belonging to or supplied by the other party or relating to its affairs including, without limitation, Base Technology and other technical information (including any Functional Design, Technical Design, drawings, analysis, research, processes, computer programs, methods, ideas, "know how" and the like), business information (sales and marketing research, materials, plans, accounting and financial information, personnel records and the like) and other information designated as confidential expressly or by the circumstances in which it is provided ("Confidential











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Information"). Confidential Information does not include (i)
information already known or independently developed by the recipient outside the scope of this project by personnel not having access to Confidential Information; (ii) information in the public domain through no wrongful act of the recipient, or (iii) information received by the recipient from a third party who was free to disclose it.

     (b) Covenant Not to Disclose. With respect to the other party's Confidential Information, and except as expressly authorized herein, the recipient hereby agrees that during the Term hereof and at all times thereafter it shall not use, commercialize or disclose such Confidential Information to any person or entity, except to its own employees or contractors having a "need to know" and who are themselves bound by similar nondisclosure restrictions, and to such other recipients as the other party must approve in writing: provided, that all such recipients shall have first executed a confidentiality agreement in a form acceptable to the owner of such information. Neither party nor any recipient may: (i) alter or remove from any Base Technology or associated Documentation owned or provided by the other party any proprietary, copyright, trademark or trade secret legend, or (ii) attempt to decompile, disassemble or reverse engineer the other party's Confidential Information (and any information derived in violation of such covenant shall automatically be deemed Confidential Information owned exclusively by the owner of the original source materials). Each party shall use the utmost care in safeguarding the other party's Confidential Information as it uses in safeguarding its own confidential information, but in no event shall less than due diligence and care be exercised.

     8. Nonsolicitation. NetOpus agrees not to hire, solicit, nor attempt to solicit, the services of any employee of Verida without the prior written consent of Verida. Violation of this provision shall entitle Verida to assert liquidated damages against NetOpus equal to one hundred (100) percent of the solicited person's annual compensation. Likewise, Verida agrees not to hire, solicit, nor attempt to solicit, the services of any employee or contractor used by NetOpus without the prior written consent of NetOpus. Violation of this provision shall entitle NetOpus to assert liquidated damages against Verida equal to one hundred (100) percent of the solicited person's annual compensation. In the case of hourly employees or contractors, "annual compensation" of that individual shall be based on the individual's currently hourly billable rate and a 50 hour workweek.

     9. Injunctive Relief. The parties acknowledge that violation by one party of the provisions of Sections 7, 8, or 9 of this Agreement would cause irreparable harm to the other party not adequately compensable by monetary damages. In addition to other relief, it is agreed that temporary and permanent injunctive relief should be available without necessity of posting bond to prevent any actual or threatened violation of such provisions.












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     10.  Warranties.

     (a) Noninfringement Warranty. NetOpus represents and warrants that the Base Technology, when properly used by Verida as contemplated herein, will not infringe or misappropriate any United States copyright, trademark, patent, or the trade secrets of any third persons. Upon being notified of such a claim, NetOpus shall
(i) defend through litigation or obtain through negotiation the right of Verida to continue using Base Technology; (it) rework the Base Technology so as to make it noninfringing while preserving the Original functionality, or (iii) replace the Base Technology with functionally equivalent software. If Verida determines that none of the foregoing alternatives provide an adequate remedy, Verida may terminate all or any part of this Agreement and recover amounts paid hereunder. NetOpus acknowledges that it is not aware of the status of the Base Technology's legal protections of copyright, trademark, patent, trade secrets, or other forms outside the United States. In the event that the Base Technology infringes upon a legal protection similar to copyright, trademark, patent, trade secrets, outside the United States, NetOpus agrees to (i) defend through litigation or obtain through negotiation the right of Verida to continue using Base Technology; (ii) rework the Base Technology so as to make it noninfringing while preserving the original functionality, or (iii) replace the Base Technology with functionally equivalent software.

     (b) No Undocumented Features. NetOpus represents and warrants that none of the Base Technology will contain any timer, counter, look or similar device (other than security features specifically approved by Verida in the specifications) that inhibits or in any way limits its ability to operate and that the Base Technology will be free from software viruses when delivered.

     (c) Year 2000 Standards. NetOpus represents and warrants for a special warranty period expiring June 30, 2000 and thereafter for so long as Verida subscribes to any available Software support services that the Base Technology records, stores, recognizes, interprets, processes and presents both 20th and 21st century dates using four digit years and operates at a programming interface level with other programs for which it could reasonably be expected to operate without causing the other programs to violate such Year 2000 Standards.

     11. Remedies. In addition to other remedies expressly acknowledged hereunder and except as expressly limited, Verida shall have the full benefit of all remedies generally available to a purchaser of goods under the Uniform Commercial Code.

     12. Notices. Notices sent to either party shall be effective when delivered in person or transmitted by telecopier ("fax") machine, one (1) day after being sent by overnight courier, or two
(2) days after being sent by first class mail postage prepaid. A facsimile of this Agreement and notices generated in good form by a fax machine (as well as a photocopy thereof) shall be treated as












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"original" documents admissible into evidence unless a document's authenticity is genuinely placed in question.

     13. Disputes, Choice of Law. Except for certain emergency judicial relief authorized under Section 9 ("Injunctive Relief") which may be brought at any time, the parties agree that all disputes between shall be submitted for informal resolution to their respective chief operating officers. Any remaining dispute shall be submitted to a panel of three (3) arbitrators, with each party choosing one (1) panel member and the third member chosen by the first two (2) panel members. The proceedings shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The award of the arbitrators shall include a written explanation of their decision, shall be limited to remedies otherwise available in court and shall be binding upon the parties and enforceable in any court of competent jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE UNITED STATES AND CALIFORNIA, AND ANY ACTION SHALL BE INITIATED AND MAINTAINED IN A FORUM OF COMPETENT JURISDICTION IN SUCH DESIGNATED STATE.

     14. No Conflicts. Each party warrants that its participation in this Agreement does not conflict with any contractual or other obligation of the party or create any conflict of interest prohibited by the U.S. Government or any other government and shall promptly notify the other party if any such conflict arises during the Term.

     15. Miscellaneous. This document constitutes the entire agreement between the parties with respect to the subject matter hereof and supersede all other communications, whether written or oral. This Agreement may be modified or amended only by a writing signed by both parties. Any provision hereof found by a tribunal of competent jurisdiction to be illegal or unenforceable shall be automatically conformed to the minimum requirements of law and all other provisions shall remain in full force and effect. Waiver of any provision hereof in one instance shall not preclude enforcement thereof on future occasions. Headings are for reference purposes only and have no substantive effect.

     IN WITNESS WHEREOF, for adequate consideration and intending to be legally bound, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

VERIDA:                            NETOPUS:

Verida Internet Corp.,             NetOpus Incorporated,
A Nevada corporation               A California corporation


BY:  /s/ Michael C. Hinshaw,       BY: /s/ Steven A. Zimmerman an
     Its: President and CEO            Its: President













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EXHIBIT A

NetOpus's "Sales Associate Store Creator" commerce system currently provides the following functionality:

* Secure transaction processing via SSL encrypted transmission of sensitive information (required secure server certificate to be installed on server used for hosting)
*    Professionally designed shopping cart and customer information
* Automatic recall of customer information - The customer is given option to have their customer information (name, address, etc.) stored so that it will be filled in automatically for future orders. With the Store Creator system, if they choose to have their customer information stored, they will also be welcomed back to the store by name when they return again.
* Access to customer information for marketing purposes - This allows merchant to follow up with customers for the purpose of assessing customer satisfaction or future product promotion
* Email order confirmations sent to customer after placement of an order
* Email order notification sent to the merchant upon order placement (if desired)
     Order/Sales reporting tools
* Secure web-based order retrieval via our exclusive password protected "Administrative Interface"
     Merchant configurable list of credit cards accepted
     Merchant configurable Sales Tax zones
     Merchant configurable Shipping Methods and Charges
* Order formatting flexibility - Customer has option of formatting their order to be paid for online by credit card or to be printed out and faxed in or mailed with a check.
* Optional Real time credit card authentication through integration with CyberCash and PaymentNet-All credit card numbers are verified based on card type for validity, even if merchant chooses not to process cards on line in real time.
*    Support for two product options such as size, color, etc.
* Automatic faxing of orders - Allows online orders to be faxed automatically as soon as they are placed. (Requires $59 registration of ASPMail SMPT component and a mail server such as Imail that handles email to fax processing)
* Uses merchant provided information in conjunction with professionally designed layout templates, to automatically create store pages. Pages are customized by selection from sets of divider and button graphics custom buttons and dividers can be incorporated to further customize a store. Automatically generated store pages are as follows:
     1. The Storefront Page contains general information concerning the merchant's company and its products and greets the user by name if the user has placed an order previously and has chosen to store their information in the customer database. If the merchant has specified any "featured" products, each time the Storefront page is accessed a randomly chosen featured product will appear












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          prominently on the lower right hand portion of the page.
          Lastly, a Store Directory listing all of the product categories that you have entered will also appear on the Storefront page.
     2. A Product Page is created for each of the product categories that has been specified. On this page is a is a list of all products falling into the given product category. Each product listing on the page includes all of the information that you have provided about the product; Name, Description, Price, Sale Price (opt.), Picture Graphic (opt.) and any available Product Options.
     3. The Product Detail Page is available for products for which you have supplied a large picture graphic. The system allows you to include both a large and a small product picture, although you do not have to include any pictures at all. If a large picture exists for a given product, a "Close Up" button will appear next to the order button. If the customer chooses this button they will be transferred to a page that displays the large picture of the item along with of the product information, pricing and an Order button.
     4. A Featured Products Page This page lists all of the products that are currently marked as "featured", if any.
     5. A Shopping Cart Page This is the page where items appears once they have been "ordered" by the customer.
     6. Customer Information Pages These pages are used to collect customer address, shipping and credit card information.
     7. A Finalize Order Page displays the customer's order formatted as a purchase order, allowing the customer to review the order one last time before submitting it for processing, as well as allowing them the opportunity to print out a copy.
*    The system also allows the merchant to

     1. Flag products as "Featured" so that they will show up on a special page of featured products.
     2. Flag Sale Items so that the product will appear in the store with both a regular and sale pricing and an "On Sale" graphic next it.
     3. Display "Call for Price" instead of a price on the product pages